Exhibit 99.1

SUN LIFE FINANCIAL REPORTS RECORD
OPERATING EARNINGS OF $1.26 BILLION FOR THE YEAR 2002,
UP 44 PER CENT OVER 2001

QUARTERLY HIGHLIGHTS:

•	Shareholders’ Net Income of $310 million, or 50 cents per share, including charges for special items of $51 million primarily related to a loss of $48 million on the sale of Clarica U.S.

•	Operating earnings of $361 million, or 58 cents per share

•	Clarica contributes $117 million to operating earnings and 4 cents accretion to earnings per share (EPS)

•	Stock option costs reduce net income by $7 million, or one cent per share

•	Operating structure streamlined through the amalgamation of Sun Life Assurance with Clarica

(TORONTO, February 12, 2003) – Sun Life Financial Services of Canada Inc. (Sun Life Financial, NYSE/TSX: “SLF”) today reported shareholders’ net income for the fourth quarter of 2002 of $310 million, or 50 cents per share, an increase of $57 million from the $253 million earned in the fourth quarter a year ago. Operating earnings of $361 million in the fourth quarter 2002 were up $11 million from the operating earnings of $350 million in the third quarter of 2002.

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Full Year

	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Shareholders’ Net Income ($mm)	310	361	71	256	253	998	882
Operating Earnings ($mm)(1)	361	350	293	256	243	1,260	872
Revenues ($mm)	6,028	5,803	5,832	5,438	4,906	23,101	16,815

Earnings Per Share ($)	0.50	0.58	0.14	0.59	0.59	1.84	2.08
Operating Earnings Per Share ($)(1)	0.58	0.57	0.59	0.59	0.57	2.32	2.06

Return on Equity (%)	8.4	10.1	2.8	13.2	13.4	8.5	12.8
Return on Equity — Continuing Operations (%)	10.0	10.3	2.9	13.2	13.4	9.1	12.8
Return on Tangible Equity (%)(1)	14.0	14.1	15.7	16.6	15.1	14.8	13.4

Average Shares Outstanding (mm)	618.4	618.2	499.2	431.7	421.4	542.6	423.6

S&P 500 Index (daily average)	886	895	1,070	1,132	1,115	994	1,194

(1)	2Q’02 figures exclude special items of $222 million including restructuring costs of $217 million related to the closing of the acquisition of Clarica. 3Q’02 figures exclude special items totalling $11 million including the $173 million gain on sale of Spectrum and a non-Unicover related charge of $150 million to the accident and health reinsurance line. 4Q’02 figures exclude special items of $51 million including a $48 million loss related to the sale of Clarica U.S.

“Operating earnings reached a new record of $361 million in the fourth quarter,” said Donald A. Stewart, Chairman and Chief Executive Officer. “Operating earnings for the year were over one and a quarter billion dollars, which also represents a new record for Sun Life Financial. This strong performance received an extra boost from the integration of Clarica, which remains on schedule.”

“Our Canadian operations earned $185 million in the fourth quarter, leading the way to a strong consolidated performance,” said C. James Prieur, President and Chief Operating Officer. “Our sales performance was very strong, led by solid performances in U.S. and Asian operations.”

“The continued strong performances in our protection and non-equity linked wealth management businesses offset cyclical softness in the equity markets to drive operating earnings to new records for the quarter and the year,” said Paul Derksen, Executive Vice-President and Chief Financial Officer. “Declines in North American equity markets continued to challenge the equity-sensitive segments of our business in the fourth quarter. Equity-linked business represented 15 per cent of the operating earnings in the fourth quarter of 2002 as compared to 26 per cent in the fourth quarter of 2001.”

The Company’s protection and non-equity sensitive wealth management businesses produced steady growth with an increase of $151 million in quarterly operating income on a year-over-year basis. Acquisitions, net of divestitures, contributed $112 million to this increase. Over the same time period, there was a decline of $9 million in the contribution made by the equity-sensitive segment of the Company’s wealth management business. The diminished earnings contribution from the equity-sensitive segment resulted from the significant decrease in equity market valuations between the fourth quarter of 2001 and the fourth quarter of 2002.

The severity of the market decline is evidenced by the fall in the S&P 500 Index daily average to 886 for the fourth quarter of 2002. This represented a year-over-year decline of 21 per cent relative to the 1,115 that the S&P 500 Index averaged in the fourth quarter a year ago. Relative to the already depressed levels of 895 in this year’s third quarter, the S&P 500 Index daily average declined an additional one per cent.

Sales for Individual Life & Health and Group Life & Health totalled $453 million for the fourth quarter, and were 37 per cent higher than in 2001. Net of Clarica Life Insurance Company’s (Clarica) contribution of $36 million in the fourth quarter of 2002, life and health sales increased by 26 per cent. This strong organic growth reflects solid performances in the U.S. and Asia.

Total premium, deposits and fund sales were $21.6 billion for the fourth quarter, an increase of $3.9 billion or 23 per cent over the third quarter of 2002, reflecting growth from all operations. The growth was led by increases of $2.6 billion in managed fund sales and $1.0 billion in segregated fund sales.

FINANCIAL REVIEW

Assets Under Management

At December 31, 2002, assets under management, which exclude the assets managed by CI Fund Management Inc. (CI) of $33.8 billion, were $360.6 billion, an increase of $13.7 billion or 4 per cent relative to the $346.9 billion at September 30, 2002. The increase in assets under management during the quarter was primarily the result of:

(i)	strong growth in mutual, managed and segregated funds with $3.4 billion in net sales and market value increases of $9.2 billion; and

(ii)	favourable changes due to currency fluctuations of $571 million, reflecting a weakening Canadian dollar relative to the G.B. pound sterling.

On a year-over-year basis, assets under management increased by $8.9 billion or 2.5 per cent relative to the $351.7 billion at December 31, 2001. The year-over-year increase was primarily the result of:

(i)	an increase of $48.6 billion from the Clarica acquisition; and

(ii)	net sales of mutual, managed and segregated funds of $10.2 billion; offset by

(iii)	market value declines of $48.0 billion; and further offset by

(iv)	the sale of Spectrum Investment Management Limited (Spectrum) to CI. At December 31, 2001, Spectrum had assets under management of $7.0 billion.

Revenue

Total revenue in the fourth quarter was $6.0 billion, an increase of $1.1 billion, or 23 per cent, compared to the $4.9 billion recorded in the quarter ending December 31, 2001. Revenues in the fourth quarter of 2002 included $1.2 billion from Clarica. Revenues for the year 2002 of $23.1 billion were up $6.3 billion compared to 2001 revenues. Revenues in 2002 included Clarica revenues of $2.8 billion and incremental Keyport Life Insurance Company (Keyport) revenues of $4.0 billion.

Annuity premiums increased by $121 million in the fourth quarter of 2002 relative to the fourth quarter of 2001 and included Clarica premiums of $187 million, which offset a net decline in U.S. annuity premiums. Life and health insurance premiums increased by $1.0 billion in the fourth quarter of 2002 over the fourth quarter in 2001, including $662 million from Clarica, higher life premiums from other Sun Life Financial operations, primarily in the Asian and U.S. operations, and an increase in Group Life & Health premiums in the U.S. operations.

Investment income increased by $81 million in the fourth quarter of 2002 compared to the fourth quarter of 2001. Investment income in the fourth quarter of 2002 included $320 million from Clarica. Investment income in the fourth quarter of 2002 from the pre-Clarica operations was down $239 million relative to the fourth quarter of 2001. Investment income in the fourth quarter of 2001 reflected $195 million from the gain on the sales of Sun Bank plc and SLC Asset Management Limited in the Company’s U.K. operations and a loss resulting from a $37 million premium on the early redemption of subordinated debt. Fourth quarter 2002 asset provisions in the pre-Clarica operations were higher than in the fourth quarter of 2001 by $88 million.

The addition of $52 million in fee income from Clarica in the fourth quarter of 2002 served to offset declines in other areas, which resulted primarily from decreases in equity market valuations.

The Company has reclassified revenues, expenses and cash flows of its accident and health reinsurance business to continuing operations. Due to the early adoption of a new accounting policy, the business in Clarica U.S., Inc. (Clarica U.S.) has been reclassified as a discontinued business reflecting its sale in the first quarter of 2003.

Special Items

Shareholders’ net income in the fourth quarter included several special items, which had a net unfavourable impact of $51 million. Unfavourable special items included a charge related to the sale of Clarica U.S. of $48 million after-tax, and net unfavourable other special items of $3 million, which are reviewed in the results of the operations in which these items were incurred.

4Q’02 SPECIAL ITEMS (after-tax)

		Cents
	$mm	per share

Earnings Before Stock Options	317	51
Stock Options Expense	(7)	(1)

Reported Shareholder Earnings	310	50

Special items
Loss on the sale of Clarica U.S.	(48)	(8)
Other	(3)	(0)

Total Special Items	(51)	(8)

Operating Earnings	361	58

Net income excluding special items, or operating earnings, is a non-GAAP measure and has no standardized definition under GAAP. Operating earnings are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers.

Earnings

Earnings attributable to shareholders, excluding special items, for the fourth quarter were $361 million, up $118 million or 49 per cent from $243 million in the fourth quarter of 2001. In accordance with new accounting standards, earnings are no longer reduced for the amortization of goodwill. Goodwill amortization included in fourth quarter 2001 earnings was $5 million. Fourth quarter earnings of 2002 included a charge of $7 million related to the cost of stock options. Total earnings, which include shareholder earnings of $310 million less losses attributable to policyholders of $2 million, were $308 million, an increase of $53 million, or 21 per cent, as compared to the $255 million earned in the fourth quarter of 2001.

Operating earnings of $1,260 million for the full year, were up $388 million or 44 per cent from the $872 million earned in 2001. Reported earnings of $998 million for the year 2002 included Keyport earnings of $116 million net of financing costs compared to $12 million in 2001. Earnings for Clarica for the seven months ended December 31, 2002 were $211 million. Earnings for 2002 included a $17 million charge for the amortization of intangibles as compared to $5 million in 2001. Earnings for the full year 2001 included $19 million in amortization of goodwill.

The effective tax rate for the quarter is lower than normal due to tax events in the Company’s United Kingdom and Canadian operations as described in the review of these operations. Excluding these events, the effective tax rate would have been approximately 28 per cent, which is consistent with expectations.

Cash Flows

Net cash flows for the year 2002 were $1.6 billion compared to $80 million in 2001. The increase was primarily the result of the Clarica and Keyport acquisitions and the financing activities related to the issue of $800 million of subordinated debentures, and the issue of $200 million of Sun Life ExchangEable Capital Securities – Series B in the second quarter of 2002.

Balance Sheet Changes

Total general fund assets of $123.4 billion at December 31, 2002 were $784 million higher than the September 30, 2002 balance of $122.7 billion. The increase was partially due to the weakening of the Canadian dollar relative to the G.B. pound sterling. This fluctuation in currency rates increased December 31, 2002 assets by $362 million compared to September 30, 2002 levels.

Total general fund assets of $123.4 billion at the end of the fourth quarter 2002 were up $43.1 billion from the levels at the end of the fourth quarter of 2001 due to (i) the acquisition of Clarica, which contributed $38.2 billion to December 2002 general fund asset levels, and (ii) organic growth in general fund assets.

Shareholders’ Equity

Shareholders’ equity was $14.8 billion at December 31, 2002, an increase of $280 million from September 30, 2002. Fourth quarter shareholders’ net income, before stock option costs, contributed $317 million, which was offset by dividend payments of $87 million in the quarter. Shareholders’ equity was further increased by $47 million of currency adjustments primarily due to a weakened Canadian dollar relative to the G.B. pound sterling.

Profitability

Reported return on equity (ROE) in the fourth quarter was lower than the previous quarter due to the impact on earnings of the $48 million loss related to the sale of Clarica U.S. ROE for the fourth quarter of 2002 declined relative to the fourth quarter of 2001 as a result of the increase in equity due to the goodwill and intangibles arising from the Clarica transaction. ROE for the fourth quarter of 2002 was 8.4 per cent, compared to a return of 10.1 per cent in the third quarter of 2002 and 13.4 per cent in the fourth quarter of 2001.

PERFORMANCE BY OPERATING UNIT

Sun Life Financial Canada

	Quarterly Results					Full Year

	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Revenues ($mm)	2,199	2,059	1,323	982	997	6,563	3,855
Net Income ($mm)	185	173	94	61	57	513	212
ROE (%)	10.8	10.1	12.3	20.0	18.6	11.4	16.5
Return on Tangible Equity (%)	18.3	17.0	18.5	20.8	19.4	18.1	17.1

In the fourth quarter of 2002, Sun Life Financial Canada earned $185 million, an increase of $128 million, or 225 per cent, over the $57 million earned in the fourth quarter of 2001. Special items for the quarter included favourable special items of $17 million resulting primarily from expense-related changes in actuarial liabilities. Clarica operations contributed $106 million to results for 2002’s fourth quarter.

Earnings for 2002 were $513 million, an increase of $301 million compared to the $212 million earned in 2001. Earnings from pre-Clarica Sun Life Financial operations in Canada increased $71 million, or 33 per cent. This increase resulted from favourable morbidity in the Group Benefits business, an increase in Investment Portfolio & Other and an increase in earnings in the McLean Budden asset management operation.

ROE for the fourth quarter of 2002 declined to 10.8 per cent compared to the ROE of 18.6 per cent for the fourth quarter in 2001 primarily due to the addition of $4.5 billion of goodwill and other intangibles related to the acquisition of Clarica.

NET INCOME/(LOSS)

	Quarterly Results					Full Year

($mm)	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Retail Life Insurance	57	49	23	11	14	140	39
Group Benefits	61	44	29	23	23	157	81
Reinsurance	7	18	7	—	—	32	—
Group Retirement Services	18	18	13	8	6	57	38
Retail & Other Wealth Management	38	27	21	11	20	97	45
Investment Portfolio & Other	4	17	1	8	(6)	30	9

Total	185	173	94	61	57	513	212

•	Retail Life Insurance reported earnings of $57 million for the current quarter, an increase of $43 million from the fourth quarter of 2001, and an increase of $8 million over the third quarter of 2002. Clarica’s contribution to Retail Life Insurance was $48 million for the fourth quarter of 2002, and $102 million on a year-to-date basis. Without Clarica’s contribution to the quarter, earnings would have decreased by $5 million from the same quarter a year ago, primarily due to unfavourable mortality and lapse experience. Fourth quarter earnings in 2002 included $17 million of favourable special items primarily related to an improvement of expense levels.

•	Group Benefits earned $61 million in the fourth quarter of 2002, an increase of $38 million as compared to the fourth quarter of 2001. Clarica’s contribution to Group Benefits was $27 million for the quarter and $46 million for the year. Without Clarica’s contribution in the quarter, earnings would have increased by $11 million, or 48 per cent relative to the fourth quarter in 2001 primarily due to improved morbidity experience.

•	Reinsurance earned $7 million in the fourth quarter of 2002, down $11 million from the third quarter. The decline in earnings was due to unfavourable mortality experience in the quarter.

•	Group Retirement Services earned $18 million in the fourth quarter of 2002, an increase of $12 million over the fourth quarter of 2001 and flat with the third quarter of 2002. Earnings on fee-based business benefited from pricing initiatives implemented in the quarter. Clarica contributed $4 million to the Group Retirement Services business line in the fourth quarter of 2002, and $15 million for the year. Without Clarica’s contribution to the quarter, earnings would have increased by $8 million, or 133 per cent, relative to the same quarter a year ago, in part related to a mortality-related reserve strengthening which reduced earnings in the fourth quarter of 2001.

•	Retail & Other Wealth Management earned $38 million in the fourth quarter of 2002, compared to $20 million in the fourth quarter of 2001, an increase of $18 million. Clarica operations, before the inclusion of the pro rata share of CI’s earnings reflecting the contribution of Clarica Diversico Ltd. (Diversico), contributed $15 million in the quarter. Retail & Other Wealth Management earnings for the quarter included $13 million from the 31 per cent equity ownership of CI, an increase of $4 million as compared to fourth quarter 2001 earnings from Spectrum of $9 million. Spectrum and Diversico were sold to CI in the third quarter of 2002.

•	Investment Portfolio & Other earned $4 million in the fourth quarter of 2002, compared to a loss of $6 million in the same period last year. The loss in the fourth quarter of 2001 was primarily related to a provision for a legal settlement.

Earnings for 2002 for Investment Portfolio & Other increased by $21 million compared to the earnings in 2001. This increase was primarily related to the reduction in fourth quarter 2001 earnings arising from the provision for the legal settlement previously mentioned, increases in 2002 earnings from interest on a tax refund, and a reduction in tax expense from the resolution of past issues with the tax authorities, which were partially offset by increased net loan loss provisions.

Sun Life Financial United States

	Quarterly Results					Full Year

	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Revenues ($mm)(1)	2,757	2,559	3,247	3,314	2,507	11,877	7,811
Net Income ($mm)	100	101	75	98	90	374	222
ROE (%)	7.3	7.4	6.1	8.7	10.6	7.3	11.8
Return on Tangible Equity (%)	10.2	10.2	8.7	12.9	14.9	10.2	13.6

(1)	Income statement line items have been retroactively adjusted to exclude the discontinued Clarica U.S. business.

Sun Life Financial United States earned $100 million in the fourth quarter of 2002, compared to $90 million in the fourth quarter of 2001, an increase of $10 million, or 11 per cent. Keyport earnings, before related financing charges, contributed $17 million of the increase. Higher than normal net loan loss provisions of $60 million were recorded during the quarter and were partially offset by a $55 million reduction in actuarial liabilities related to reduced expenses at Keyport.

Earnings of $374 million for the year 2002 were up $152 million from earnings of $222 million for 2001. A contribution of $208 million from Keyport in 2002 and improved earnings in Individual Life and Group Life & Health were offset by losses in the Investment Portfolio & Other line of business. These losses were related to bond portfolio provisions and lower investment income.

NET INCOME/(LOSS)

		Quarterly Results				Full Year

($mm)	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Retirement Products & Services(1)	57	69	80	63	35	269	64
Individual Life(2)	32	31	23	32	25	118	106
Group Life & Health	18	7	12	12	14	49	41
Investment Portfolio & Other(1)	(7)	(15)	(43)	(9)	16	(74)	11
Clarica U.S.(2)	—	9	3	—	—	12	—

Total	100	101	75	98	90	374	222

(1)	The allocation, between Retirement Products & Services and Investment Portfolio & Other, of the impact on earnings of the S&P 500 hedge position and net loan loss provisions was changed in the third quarter of 2002 for Sun Life Financial United States. Prior to the third quarter of 2002, the change in intrinsic value of the hedge, the amortization of the cost of the hedge and net loan loss provisions in excess of expected asset provisions, were reflected in the Investment Portfolio & Other line. The hedge amounts are now recorded in Retirement Products & Services. Loan loss provisions are now recorded in the line of business where the assets are held. Results for prior quarters have not been restated.

(2)	Clarica U.S., which prior to the fourth quarter had been included in Individual Life, has been reclassified as discontinued and is shown separately.

•	Retirement Products & Services reported earnings of $57 million, an increase of $22 million compared to the $35 million earned in the fourth quarter of 2001. Keyport’s earnings of $44 million, an increase of $17 million over the two months of Keyport earnings reported in the fourth quarter of 2001, contributed to the improved earnings. Increased investment income on capital also added to earnings for the quarter. These items offset lower mortality and expense fees from the variable annuity business resulting from the decline in U.S. equity markets.

Reflecting the strengthening of the S&P Index to 880 at quarter-end, the intrinsic value of the hedge fell to $156 million after-tax. The $65 million after-tax decline compared to the third quarter of 2002 was offset by an equally-sized decrease in the actuarial liability for variable annuity guaranteed death benefits. The after-tax expense related to the hedge was $4 million in the fourth quarter, down $7 million from the third quarter.

•	Individual Life earned $32 million, an increase of $7 million or 28 per cent as compared with the $25 million earned in the fourth quarter of 2001. The increase in earnings resulted primarily from mortality improvements, which were partially offset by increases in operating expenses. The increase in expenses was driven by increased asset management fees arising from growth in the Corporate-Owned Private Placement Variable Universal Life business and sales-related expenses from growth in Universal Life (UL) and other product lines.

•	Group Life & Health earned $18 million, $4 million more than in the fourth quarter of 2001 and $11 million more than in the third quarter of 2002 primarily due to premium growth and lower mortality for Group Life.

•	Investment Portfolio & Other losses of $7 million represented a $23 million dollar decline relative to earnings of $16 million in the fourth quarter of 2001. The decrease in earnings is attributable to lower investment income in 2002 as well as a pension liability reduction in 2001.

•	The Clarica U.S. business line has been reclassified as discontinued. Clarica U.S. was sold in January 2003, and was treated as a held-for-sale investment at December 31, 2002.

MFS Investment Management

	Quarterly Results					Full Year

	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Revenues ($mm)	441	457	538	543	542	1,979	2,273
Net Income ($mm)	30	39	58	47	50	174	231
ROE (%)	36.0	43.0	59.4	44.3	47.0	46.2	63.0
Average Net Assets (C$B)	176	176	204	216	210	193	215

MFS Investment Management contributed $30 million to Sun Life Financial’s net income in the fourth quarter of 2002, a decline of $20 million, or 40 per cent, relative to the $50 million contributed in the fourth quarter of 2001. The primary cause of this decline in earnings was the significant decline in equity markets, which had a direct impact on assets under management and, therefore, MFS revenues. The S&P 500 Index averaged 1,115 in the fourth quarter of 2001, but 886 for the fourth quarter of 2002, a decline of 21 per cent. Average net assets (ANA) were $176 billion in the fourth quarter of 2002, a decline of $34 billion, or 16 per cent relative to ANA of $210 billion in the fourth quarter of 2001. ANA declined $22 billion from $215 billion to a $193 billion average for the full year 2002.

MFS’ contribution to Sun Life Financial’s net income declined by $9 million, or 23 per cent compared to third quarter of 2002, when MFS’ earnings contribution was $39 million. The decline in fourth quarter earnings compared to the third quarter was partially due to a restructuring charge which reduced fourth quarter 2002 earnings by $4 million. The restructuring charge was primarily related to staff reductions.

MFS earnings for the year 2002 were $174 million compared to $231 million a year ago. The $57 million decline was primarily driven by lower asset based fee revenues, partially offset by lower expenses resulting from ongoing efforts to reduce the operating cost structure to a level in line with current asset levels.

	Quarterly Results					Full Year

	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Assets Under Management (C$B)	179	171	187	221	220	179	220
Net New Sales (C$B)	1.4	(2.6)	1.7	4.6	2.3	5.1	26.4
Market/Currency Movement (C$B)	7.0	(13.5)	(35.8)	(3.2)	23.8	(45.6)	(29.1)

•	Assets Under Management ended the quarter at $179 billion (US$113 billion) for an increase of $8 billion during the quarter.

•	MFS net sales were US$3.2 billion for 2002. These net sales partially offset market depreciation of US$27.9 billion. Net sales for the fourth quarter were US$847 million. Positive net flows in institutional products, managed accounts and offshore products offset weakness in domestic retail mutual funds and annuities.

•	MFS has 18 funds with overall Morningstar ratings of 4 or 5 stars. These funds represent 46 per cent of domestic retail mutual fund assets (December 31, 2002).

•	Based on Lipper data, 72 per cent of MFS’ equity funds and 90 per cent of its fixed income funds were in the top two quartiles for three-year performance through December 31, 2002.

•	MFS is ranked #10 among U.S. retail mutual fund companies with US$64 billion in long-term mutual fund assets under management as of December 31, 2002.

•	MFS ranked, for the fourth straight year, as one of the “100 Best Companies to Work For” by Fortune Magazine.

Sun Life Financial United Kingdom

	Quarterly Results					Full Year

	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Net Income ($mm)	48	34	66	42	54	190	180
ROE (%)	20.4	14.8	32.7	20.1	19.9	21.9	16.1

Earnings for Sun Life Financial U.K. were $48 million in the fourth quarter of 2002, a decrease of $6 million relative to earnings of $54 million in the fourth quarter of 2001. Results for 2001’s fourth quarter included $2 million of earnings from Sun Bank plc and SLC Asset Management Limited, which were sold in late 2001. Adjusted for the lost earnings from these businesses, U.K. net income decreased $4 million in 2002’s fourth quarter. Positive impacts from group insurance earnings due to improved mortality, a $59 million reduction in tax expense due to the recognition and utilization of capital losses, and a reduction in expense-related items, were more than offset by $74 million of reserve strengthening.

Relative to the third quarter of 2002, earnings for the fourth quarter of 2002 increased by $14 million. The third quarter 2002 results suffered from the impact of declines in the equity markets on the unit-linked life business and higher than normal death claims in Group Insurance. In the fourth quarter of 2002 equity markets experienced a modest recovery and claims experience improved.

U.K. 2002 full year earnings were $190 million, an increase of $10 million over earnings in 2001. Earnings for 2001 included $28 million of earnings from Sun Bank plc and SLC Asset Management Limited. Adjusted for the lost earnings from these businesses, U.K. net income increased by $38 million, up 25 per cent from the previous year. The earnings improvement reflected the impact of exiting the direct sales force business in 2001, which eliminated new business acquisition costs and lowered operating expenses, lower costs associated with the U.K. restructuring initiative, improved health claims experience, and a reduction in tax expense due to the recognition and utilization of capital losses. Earnings in 2002 were adversely impacted by a strengthening of reserves in the fourth quarter, declines in the equity market, and higher death claims than reported in 2001.

On January 13, 2003, the Company announced that it had signed a definitive agreement to sell its U.K. group insurance business to Unum Limited (Unum), a U.K. subsidiary of UnumProvident Corporation. Under the agreement, Unum will acquire Sun Life Financial’s U.K. group income protection business together with the renewal rights to the group life business. The transaction, which is subject to approval from regulators in the U.K., is expected to close in the first quarter of 2003. The terms of the transaction have not been disclosed.

Sun Life Financial Asia

	Quarterly Results					Full Year

	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Revenues ($mm)	192	161	185	123	148	661	464
Philippine Operations	11	12	9	9	18	41	40
Other Asian Operations	1	(6)	(5)	(7)	(19)	(17)	(20)

Net Income/(Loss) ($mm)	12	6	4	2	(1)	24	20

ROE (%)	9.4	4.9	3.3	1.6	n/a	4.8	4.2
Return on Tangible Equity (%)	9.8	5.1	3.5	1.7	n/a	5.0	4.4

Sun Life Financial Asia achieved significant growth in sales in 2002. Total sales for 2002 of $92 million were 40 per cent higher than sales in 2001. In Hong Kong sales were up 91 per cent in 2002 due to the introduction of new products. Significant sales growth was also recorded in the new joint venture operations in India and China – the India joint venture entered its second year of operation and continues to expand its agency distribution and alternate channel relationships; the joint venture in China commenced operation in April in the city of Tianjin.

Earnings for Sun Life Financial Asia for the fourth quarter of 2002 were $12 million, an increase of $13 million compared to a loss of $1 million in the fourth quarter the year before, with improvements reported for most business units.

•	Philippines earnings in the fourth quarter were $7 million lower than in the fourth quarter a year ago primarily due to a strengthening of actuarial liabilities.

•	Hong Kong earnings in the fourth quarter of 2002 were $8 million higher than fourth quarter earnings in 2001 primarily due to lower unit expenses.

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other operating units. The Company has determined that its accident and health reinsurance line no longer qualifies as a discontinued operation. The earnings for the accident and health reinsurance line are now reported in Corporate Capital and prior quarters have been restated to reflect the change in status.

	Quarterly Results					Full Year

	4Q'02	3Q'02	2Q'02	1Q'02	4Q'01	2002	2001

Net Income/(Loss) ($mm)	(65)	8	(226)	6	3	(277)	17

Corporate Capital reported a loss of $65 million in the fourth quarter of 2002 compared to earnings of $3 million in the comparable period a year earlier. The $68 million change in reported earnings is primarily due to an after-tax loss of $48 million related to the sale of Clarica U.S., $7 million due to the recognition of employee stock options costs in the fourth quarter of 2002, and a $7 million net gain on certain non-recurring items included in 2001’s results.

Corporate Capital had losses of $277 million for the full year 2002 compared to the $17 million earned for the full year 2001. In addition to the after-tax loss of $48 million in the fourth quarter of 2002, the full year 2002 earnings include:

(i)	$217 million of after-tax restructuring costs arising from the acquisition of Clarica in the second quarter of 2002;

(ii)	a non-Unicover related charge of $150 million on Sun Life Financial’s accident and health reinsurance line in the third quarter of 2002; partially offset by

(iii)	an after-tax gain of $173 million on the sale in the third quarter of 2002 of Spectrum to CI.

Adjusting for these items, Corporate Capital incurred a loss of $35 million. The $52 million decrease from the $17 million earned in 2001 was primarily due to the cost recognized for stock options, reduced investment income reflecting the deployment of capital into other business lines, and increased operating expenses.

Total Company earnings for the year include a net unfavourable impact of $262 million, $242 million from the items included above in Corporate Capital and $20 million of net unfavourable special items reflected in other operations.

RECENT EVENTS

•	Sun Life Financial was named as one of Canada’s Top 100 Employers for its industry leadership in attracting and retaining quality employees. MFS was ranked one of the “100 Best Companies to Work For” by Fortune Magazine.

•	On November 14, 2002, Sun Life Financial’s stock ticker symbol changed from “SLC” to “SLF”, on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.

•	On December 31, 2002, Clarica Life Insurance Company and Sun Life Assurance Company of Canada officially amalgamated into one company, under the name Sun Life Assurance Company of Canada.

•	On January 2, 2003, Sun Life Financial announced that as of December 31, 2002 it had completed the merger of two of its subsidiaries, Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company.

•	On January 7, 2003, Sun Life Financial announced that it had sold Clarica U.S. to Midland National Life Insurance Company.

•	On January 13, 2003, Sun Life Financial signed a definitive agreement for the sale of its U.K. group insurance business to Unum Limited, a U.K. subsidiary of UnumProvident Corporation.

•	On January 28, 2003, E*TRADE Canada announced that an agreement had been reached to acquire Sun Life Securities brokerage accounts. The transaction is expected to close by the end of February 2003, subject to regulatory approval.

OTHER MATTERS

In accordance with the provisions of Sun Life Assurance Company of Canada’s (Sun Life Assurance) Demutualization Plan, demutualization benefits issued to eligible policyholders of Sun Life Assurance in March 2000 that have not been claimed by those policyholders will be cancelled on February 22, 2003. The unclaimed demutualization benefits consist of approximately $10 million in cash, 3 million common shares of Sun Life Financial and $2.5 million of shareholder dividends.

Sun Life Financial has made extensive efforts over the past 35 months to locate policyholders who have not claimed their demutualization benefits. These efforts included retaining Toronto-based Georgeson Shareholder Communications Canada, Inc. to carry out an international asset reunification program. In the 35 months since demutualization, more than 13,600 eligible policyholders have been located and received their demutualization benefits.

This action does not deprive eligible policyholders of their right to claim their demutualization benefits. Eligible policyholders who have not claimed their benefits can continue to do so by contacting Shareholder Services at Sun Life Financial by email at shareholderservices@sunlife.com or in writing to 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9.

SUN LIFE FINANCIAL

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2002, the Sun Life Financial group of companies has total assets under management of CDN $360.6 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

This press release contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

NOTE TO EDITORS: All figures shown in Canadian dollars unless otherwise noted. Exchange rates used by the Company for balance sheet purposes, as at December 31, 2002, were as follows:

1 USD = $1.58
1 GBP = $2.53

Media contacts:

John Vincic 416-979-6070	Francine Cléroux 514-866-2561

Investor Relations contact:

Thomas Rice
416-204-8163
Web site: www.sunlife.com

SUN LIFE FINANCIAL SERVICES OF CANADA INC.
COMPARATIVE HIGHLIGHTS — 2002 vs. 2001
(unaudited)
(in millions of Canadian dollars unless indicated otherwise)

	For Three Months Ended Dec. 31			For Twelve Months Ended Dec. 31

	2002	2001	% Change	2002	2001	% Change

Shareholders’ Net Income
- Operating Earnings (1)	361	243	49	1,260	872	44
- Reported	310	253	23	998	882	13
Basic Earnings Per Share (dollars)
- Operating Earnings	0.58	0.57	2	2.32	2.06	13
- Reported	0.50	0.59	(15)	1.84	2.08	(12)
Diluted Earnings Per Share (dollars)
- Operating Earnings	0.58	0.57	2	2.32	2.05	13
- Reported	0.50	0.59	(15)	1.83	2.07	(12)
Shares Outstanding (millions)
- End of Period	618.4	431.7		618.4	431.7
- Basic Weighted Average	618.4	431.3		542.6	423.6
- Diluted Weighted Average	618.4	432.1		542.8	424.2

Return on Tangible Shareholders’ Equity (2) (3)	14.0%	15.1%		14.8%	13.4%
Return on Shareholders’ Equity
- Operating Earnings	9.8%	12.9%		10.7%	12.7%
- Reported	8.4%	13.4%		8.5%	12.8%

Gross Sales and Deposits
Mutual Funds	7,084	8,711	(19)	31,668	39,466	(20)
Managed Funds	8,278	6,782	22	29,683	31,953	(7)
Segregated Funds	2,329	1,454	60	6,642	5,851	14

Revenue
Premium Income	3,853	2,732	41	14,875	9,437	58
Net Investment Income	1,451	1,370	6	5,131	4,162	23
Fee Income	724	804	(10)	3,095	3,216	(4)

Total Revenue	6,028	4,906	23	23,101	16,815	37

	As At December 31

	2002	2001	% Change

Assets Under Management
General Funds	123,438	80,328	54
Segregated Funds	52,755	48,544	9
Other Assets Under Management
Mutual Funds	116,911	153,035	(24)
Managed Funds and Other	67,496	69,840	(3)

Total Assets Under Management	360,600	351,747	3

Total Equity
Participating Policyholders’Account	76	80
Shareholders’ Equity	14,833	7,645

Total Equity	14,909	7,725

MCCSR (%)	230	190

(1)	Excludes special items including mainly net loss on the sale of Clarica US operations of $48 million in Q4 2002 and net gains on the sale of the Company’s U.K. assets of $10 million in Q4 2001. Operating earnings for the twelve months ended December 31, 2002 also exclude net gain on the sale of Spectrum of $173 million and loss from the run-off block of reinsurance operations of $150 million in Q3 2002, and after-tax restructuring and other charges of $217 million ($315 million before tax) related to the Clarica acquisition in Q2 2002.

(2)	Tangible shareholders’equity equals total shareholders’equity less the portion of goodwill backed by equity capital. Such amount is calculated based on the Company’s target leverage (debt-to-capital) ratio of 25%.

(3)	Based on operating earnings.